Exhibit 2.1

                        MERGER AGREEMENT

     THIS MERGER AGREEMENT ("Agreement") is entered into as of January 23, 1998, among PHOTOCOMM, INC., an Arizona corporation ("Photocomm"), PHOTOCOMM ACQUISITION, INC., an Arizona corporation ("PAI"), SILICON ENERGY CORPORATION, a California corporation dba Utility Power Group ("UPG") and Michael J. Stern, Gilbert Duran, Kevin K. Mackamul, Richard T. West, David D. Metcalf, Gary A. Fourer and R. William Whalen, constituting all of the holders of the capital stock of UPG (the "Shareholders").

R E C I T A L S:

     A. The Shareholders hold all of the issued and outstanding capital stock of UPG (the "UPG Stock").

     B. UPG is in the business of manufacturing and marketing solar photovoltaic electric power systems and products.

     C. PAI is a wholly owned subsidiary of Photocomm, formed solely for the purpose of enabling the transaction contemplated by this Agreement, in which Photocomm will acquire all of the issued and outstanding stock of UPG for cash and shares of Photocomm Common Stock (as provided below) through a forward subsidiary merger of UPG with and into PAI.

     D. The Boards of Directors of Photocomm and UPG and the Shareholders deem it advisable and in the best interests of their respective corporations that UPG be merged with and into PAI pursuant to the applicable laws of the States of Arizona and California, on the terms and conditions set forth in this Agreement.

     E. The Shareholders are executing and delivering this Agreement to induce Photocomm and PAI to enter into this Agreement.

     NOW, THEREFORE, in consideration of the premises, and the mutual representations, warranties, covenants and agreements hereinafter set forth, and each intending to be legally bound hereby, the parties agree as follows:


                            ARTICLE I
                             MERGER

     On the Closing Date (as defined below), UPG shall be merged into PAI (the "Merger"), the separate corporate existence of UPG shall cease, and PAI shall be the surviving corporation ("Surviving Corporation"). The Merger shall have the effects set forth in A.R.S. Section 10-1106. Without limiting the generality of the foregoing, concurrently with the Merger, and as of the Closing Date, PAI shall succeed to, without other transfer, and shall possess and enjoy, all the rights, privileges, immunities, powers and franchises of both a public and a private nature, and be subject to all the restrictions, disabilities and duties of both UPG and PAI, and all property, real, personal and mixed, and all debts due to either of said corporations on whatever account, and all other interests of any kind belonging to either UPG or PAI shall be thereafter deemed vested in PAI without further act or deed; provided, however, that all rights of creditors and all liens upon any property of either UPG or PAI shall be preserved unimpaired, and all debts, liabilities and duties of said corporations shall thereafter attach to PAI and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by PAI.


                           ARTICLE II
                  CLOSING; MERGER CONSIDERATION

     Section 2.1 Closing. The Closing ("Closing") of the transactions contemplated by this Agreement shall take place at the offices of Osborn Maledon, P.A., 2929 North Central Avenue, Phoenix, Arizona 85012, at 2:00 p.m., local time on January 23, 1998, or at such other time and place as the parties may agree in writing (the "Closing Date").

     Section 2.2 Approval of Plan; Filing of Articles. Prior to the Closing, the Boards of Directors of UPG and PAI, the Shareholders and the sole shareholder of PAI shall have approved a plan of merger in the form attached to this Agreement as Exhibit "A" (the "Plan of Merger"). At the Closing, articles of merger, in the form attached to this Agreement as Exhibit "B" (the "Articles of Merger"), shall be delivered by UPG and PAI to the Arizona Corporation Commission for filing, such articles of merger to be effective upon such filing on the Closing Date.

     Section 2.3 Articles of Incorporation and Bylaws; Officers and Directors. Following the Merger, the Articles of Incorporation and Bylaws of PAI as in effect immediately prior to the Closing Date shall continue in effect as the Articles of Incorporation and Bylaws of PAI as the surviving corporation.
The officers and directors of PAI immediately prior to the Closing Date shall continue as the officers and directors of PAI following the Merger until their respective successors are duly elected and qualified.

     Section 2.4 Merger Consideration; Conversion of Shares. As of the Closing Date, each then outstanding share of capital stock of UPG shall be converted into the right to receive
 .0628841 shares of Common Stock, $.10 par value, of Photocomm (the aggregate of 400,000 shares of Photocomm Common Stock issued in connection with the Merger shall be referred to herein as the "Shares") and $0.0943262 in cash (the aggregate of $600,000 paid in connection with the Merger shall be referred to herein as the "Cash Payment"). Each share of the issued and outstanding stock of PAI shall remain outstanding and represent a share of the capital stock of the Surviving Corporation.

     Section 2.5 Issuance of Shares and Cash Payment. At the Closing, Photocomm shall deliver or cause to be delivered to the Shareholders certificates representing the Shares and a certified check or wire transfer in an amount equal to the Cash Payment. The Cash Payment and the Shares shall be allocated among the Shareholders pro rata, based on their ownership of common stock of UPG immediately prior to the Merger, as set forth on
Schedule 3.4. The certificates evidencing the Shares shall contain the legend set forth in the Investment Letter to be delivered by the Shareholders at the Closing as described in
Section 6.1.11 below.

     Section 2.6 Assumption of UPG Debt . The Surviving Corporation shall assume the obligation to pay certain non-interest bearing promissory notes of UPG to Robert Stern in the amount of $160,000, Michael Stern in the amount of $11,715, Gilbert Duran in the amount of $1,650, Kevin Mackamul in the amount of $1,365 and David Metcalf in the amount of $1,600 (the "UPG Notes"), in an amount not to exceed $176,330 (the "UPG Debt").


                           ARTICLE III
     REPRESENTATIONS AND WARRANTIES OF UPG AND SHAREHOLDERS

     Each of UPG and the Shareholders, jointly and severally, hereby represent and warrant to Photocomm as of the date hereof and as of the Closing Date as follows:

     Section 3.1 UPG Stock; Title. Each of the Shareholders holds of record and owns beneficially the number of shares of UPG Stock set forth next to such Shareholder's name in Schedule 3.4, free and clear of any restrictions on transfer (including any restrictions under applicable security laws), Taxes, security interests, liens, pledges, mortgages, charges, covenants, Encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims and demands. No such Shareholder is a party to any option, warrant, purchase right or other contract or commitment that could require such Shareholder to sell, transfer or otherwise dispose of any of the UPG Stock owned by such Shareholder (other than this Agreement). No such Shareholder is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of the UPG Stock.

     Section 3.2 Organization. UPG is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California, and has the requisite corporate power and authority to own, use, operate or lease its assets as UPG is now conducting its business, operations and affairs. UPG has no subsidiaries (whether partially or wholly owned). The Articles of Incorporation and Bylaws attached as Schedule 3.2(a) and 3.2(b) are the true, correct and complete Articles of Incorporation and Bylaws of UPG, as amended, not having been amended, altered or repealed.

     Section 3.3    Qualification.  Except as set forth in
Schedule 3.3, UPG is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its assets, or the nature of its activities makes such qualification or license necessary, except those jurisdictions, if any, in which the failure to so qualify or be licensed would not have a material adverse effect on the assets, or the results of operations or financial condition of UPG.

     Section 3.4 Capitalization. The authorized, issued and outstanding shares of capital stock of UPG are as set forth on
Schedule 3.4. The outstanding shares as of the date of this Agreement are owned of record and beneficially by the persons and in the amounts set forth on Schedule 3.4, and such shares have been validly authorized and issued, are fully paid and nonassessable, have been issued in compliance with applicable securities laws and are owned as listed on the Schedule 3.4, free and clear of any security interests, liens, pledges, charges, mortgages, encumbrances or rights of third parties. Except as set forth on Schedule 3.4, (i) there are no equity securities of any class of UPG, or any security convertible or exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (ii) there are no outstanding or authorized warrants, options, calls, preemptive rights, purchase rights, subscription rights, conversion rights, rights of exchange, plans, commitments or agreements of any nature that could require UPG to issue, deliver, sell, or otherwise cause to become outstanding, or to transfer, any capital stock or other equity securities of UPG. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to UPG. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting, transfer or disposition of the capital stock of UPG. Certificates have been issued with respect to the capital stock of UPG in the form and denominations set forth in Schedule 3.4, and no legend or other reference to any purported security interest appears upon any certificate representing capital stock of UPG. None of the securities of UPG has been issued, redeemed or repurchased in violation of any law.

     Section 3.5    Authorization.

          3.5.1 Authority. UPG and the Shareholders have all requisite power and authority to enter into and perform this Agreement and to consummate the Merger and the transactions contemplated hereby. The execution, delivery, consummation and performance of this Agreement have been duly authorized and approved by all necessary actions of the Board of Directors of UPG and the Shareholders. This Agreement is a valid and binding obligation of UPG and the Shareholders and is enforceable against UPG and the Shareholders in accordance with its terms.

          3.5.2 No Breach or Violation. Execution, delivery and performance of this Agreement by UPG and the Shareholders, and consummation of the transactions contemplated hereby, will not lead to or cause a violation, breach, or default or result in the termination of, or accelerate the performance required by, or result in the creation or imposition of any Encumbrance (as defined below), or result in the loss of any right or the increase in any obligation under, whether by notice or lapse of time or both, or otherwise conflict with any term or provision of
(a) UPG's Articles of Incorporation and By-laws, as amended,
(b) any note, bond, mortgage, contract, indenture, agreement, lease, license or other instrument or obligation to which UPG or the Shareholders are party or UPG, the Shareholders or any of UPG's or the Shareholders' assets are bound, or (c) any court or administrative order, writ or injunction or process, or any permit, license, or consent decree held by UPG or the Shareholders or to which UPG or the Shareholders are a party or UPG, the Shareholders or any of UPG's or the Shareholders' assets are bound.

     Section 3.6    Financial Statements.

          3.6.1 Schedules. Schedule 3.6.1 fairly presents the assets, liabilities, financial condition and results of operations of UPG at December 31, 1996 ( the "Financials Date") and November 30, 1997 (the "Interim Date") and for the indicated periods then ended, and such Schedule contains each of the following statements of UPG (the "UPG Financial Statements"):
(a) the statement of income and loss for the twelve months ended on the Financials Date and the eleven months ended on the Interim Date, and (b) the balance sheet at the Financials Date and the Interim Date.

          3.6.2 Accuracy; Books and Records. The UPG Financial Statements are correct, complete and in accordance with the books and records of UPG in all material respects and fairly present the results of operations and the financial position of UPG for and as of the date(s) or period(s) covered thereby. The UPG Financial Statements were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a basis consistent with principles applied by UPG in prior years, except where noted thereon and shall be so certified by the President of UPG at the Closing. It is understood that the UPG Financial Statements are unaudited, do not contain footnotes and will be subject to customary year-end adjustments, which adjustments, in the aggregate, will not materially and adversely affect the financial position or results of operations of UPG set forth in the UPG Financial Statements. The books of account, minute books, stock record books and other records of UPG, all of which have been made available to Photocomm and will be in the possession of UPG at Closing, are complete and correct and have been maintained in accordance with sound business practices and GAAP. Without limiting the generality of the foregoing, the minute books of UPG contain complete and accurate records of all official meetings held of, and corporation action taken by, the shareholders, the Board of Directors, and committees of the Board of Directors of UPG, and no meeting of any such shareholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books.

          3.6.3 No Undisclosed Liabilities. UPG does not have any liabilities or obligations of any nature, secured or unsecured (absolute, accrued or unaccrued, liquidated or unliquidated, executory, contingent or otherwise and whether due or to become due), which were not adequately and completely disclosed and reserved for in the UPG Financial Statements, except for those liabilities and obligations of UPG which relate to UPG or its assets or business and were incurred since the Interim Date in the ordinary course of business and which have been disclosed in writing to Photocomm in an updated
Schedule 3.6.1.

          3.6.4 Absence of Changes. Other than as set forth in Schedule 3.6.4, since the Interim Date there has not been, and as of the Closing Date there will not be, any material adverse change in the business, financial condition, operations, results of operations, or future prospects of UPG. Without limiting the generality of the foregoing, since the Interim Date:

               3.6.4.1        UPG has not sold, leased,
transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration in the ordinary course of business;

               3.6.4.2        UPG has not entered into any
agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) either involving more than $5,000 or outside the ordinary course of business;

               3.6.4.3        no party (including UPG) has
accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $5,000 to which UPG is a party or by which it or its property is bound;

               3.6.4.4        UPG has not imposed any security
interest upon any of its assets;

               3.6.4.5        UPG has not made any capital
expenditure (or series of related capital expenditures) either involving more than $5,000 or outside the ordinary course of business;

               3.6.4.6        UPG has not made any capital
investment in, any loan to, or any acquisition of the securities or assets of, any other person (or series of related capital investments, loans, and acquisitions) either involving more than $ 5,000 or outside the ordinary course of business;

               3.6.4.7        UPG has not issued any note, bond,
or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation;

               3.6.4.8        UPG has not delayed or postponed
the payment of accounts payable and other liabilities outside the ordinary course of business;

               3.6.4.9        UPG has not declared, set aside, or
paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

               3.6.4.10  UPG has not canceled, compromised,
waived, or released any right or claim (or series of related rights and claims) either involving more than $5,000 or outside the ordinary course of business;

               3.6.4.11 UPG has not sold, leased or otherwise disposed of, or granted any license or sublicense or other rights under or with respect to, any Intellectual Property or Technology, or received notice of termination of (i) any license, maintenance, distribution, dealer, sales representative, consulting, joint venture, credit or similar agreement or
(ii) any contract or transaction involving a total remaining commitment by UPG of at least $5,000;

               3.6.4.12  UPG has not experienced any damage,
destruction, or loss (whether or not covered by insurance) to its property;

               3.6.4.13 UPG has not made any loan to or repaid any loan from, any of the Shareholders or their respective affiliates, or entered into any other transaction with, or made any payments or other distributions to, any of the Shareholders or their respective affiliates, except for compensation in the ordinary course of business and scheduled payments in accordance with the terms of the notes comprising the UPG Debt;

               3.6.4.14  UPG has not made any loan to, entered
into any other transaction with, or made any payments or other contributions to, any of its directors, officers and employees outside the ordinary course of business;

               3.6.4.15  UPG has not granted any increase in the
compensation of any of its employees outside the ordinary course of business or any increase in the compensation of its directors or officers;

               3.6.4.16  UPG has not made any other change in
employment terms for any of its directors, officers, and employees outside the ordinary course of business;

               3.6.4.17  UPG has not changed its accounting
principles, methods, practices or assumptions;

               3.6.4.18 there has not been any other occurrence, event, incident, action, failure to act, or transaction outside the ordinary course of business involving UPG; and

               3.6.4.19  UPG has not agreed or otherwise
committed to any of the foregoing.

          3.6.5     UPG Debt.  On the Closing Date, the
obligations of UPG with respect to the UPG Debt will not exceed the amount the Surviving Corporation is obligated to assume pursuant to Section 2.6 of this Agreement.

     Section 3.7    Tangible Personal Property.

          3.7.1 Title. UPG has good, valid and marketable title to all of the tangible personal property used in its business and reflected on the UPG Financial Statements and underlying books and records (the "Tangible Personal Property"), free and clear of all title defects, objections, liens, mortgages, security interests, pledges, charges and encumbrances, adverse claims, equities, or any other rights of others or other adverse interests of any kind, including without limitation leases, liens, pledges, restrictions, charges, claims, security interests, encumbrances or other adverse claims of any kind (collectively, "Encumbrances"), except as set forth on
Schedule 3.7.1.

          3.7.2 Sufficiency; Condition. The Tangible Personal Property, Leases, Intellectual Property, Technology, Contracts and Licenses constitute all of the assets and rights necessary for the conduct of UPG's business as presently conducted and as presently proposed to be conducted. All of the Tangible Personal Property is structurally sound with no material defects, in good operating condition and repair, reasonable wear and tear excepted, adequate and suitable for the uses to which it is put, and there exists no condition which interferes with the economic value or usefulness of any item of Tangible Personal Property, except as set forth on Schedule 3.7.2. UPG has received no notice that any of the Tangible Personal Property fails to conform to all applicable laws, ordinances, codes, rules and regulations relating to its construction, use, operation and maintenance.

          3.7.3     Equipment.  Schedule 3.7.3 sets forth a
complete list and depreciation schedule in reasonable detail of all UPG's equipment by manufacturer, model, functional use and serial number.

          3.7.4 Inventories. Set forth on Schedule 3.7.4 is a true, correct and complete list of the inventories of UPG as of the date of this Agreement and the Closing Date, including a description and valuation thereof consisting of raw materials and supplies, manufactured and purchased parts, goods in process, and finished goods, all of which is merchantable and fit for the purpose for which it was procured or manufactured, and none of which is slow-moving, obsolete, damaged or defective, subject only to the reserve for inventory writedown set forth on the face of the most recent UPG Financial Statements (rather than on any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of UPG.

     Section 3.8    Accounts Receivable.  Set forth on
Schedule 3.8 is a complete and accurate list of all accounts receivable of UPG as of the Interim Date, showing the name of each account debtor, the amount due from each by invoice number and date and the aging of each account. Except as set forth in
Schedule 3.8, UPG owns all of its accounts receivable free and clear of all Encumbrances and all such accounts receivable arose out of the sales of inventories or services in the ordinary course of business and are collectible in the face value thereof within 90 days of the date of the invoice, using normal collection procedures, without set off or reduction, net of the reserve for doubtful accounts as set forth on the face of the most recent UPG Financial Statements, which reserve is adequate and was calculated in accordance with past practices of UPG.

     Section 3.9 Real Property; Leases. Neither UPG nor its predecessors in interest have ever owned any real property.
Schedule 3.9 is a complete and accurate description of all real property leases held by UPG, and each personal property lease under which UPG's aggregate obligations under such lease exceed $5,000 (the "Leases"). All of the real property leased by UPG (the "Real Property") is, to the best of the Shareholders' and UPG's knowledge, being used in compliance with all applicable occupancy, land use and zoning laws and UPG has received no notice of violation of any rules or regulations which relate to the Real Property.

     Section 3.10 Intellectual Property. Schedule 3.10 sets forth a complete and accurate list of (a) each patent, patent application and docketed invention, (b) each trademark, trade name, and registration or application therefor, (c) each copyright registration and application therefor and (d) each license or licensing agreement, for each patent, patent application, invention, trademark, trade name, copyright, trade-secret, rights to know-how, processes, computer programs or use of technology, in each of the foregoing cases owned, held or used by UPG in its business (all of the foregoing, "Intellectual Property"). With respect to the Intellectual Property, and with respect to all other technology including but not limited to all
(i) research and development results, processes, trade secrets, methods, operating techniques, know-how, algorithms, formulae, specifications, drawings, designs, inventions, discoveries and engineering information, (ii) specifications, standard operating procedures and outlines of production, and (iii) quality control, testing, operational, logistical, maintenance and other technical procedures, data and information and technology held or employed by UPG ("Technology"):

               3.10.1 Except as set forth in Schedule 3.7.1, UPG owns, free and clear of all Encumbrances, all right, title and interest in the Intellectual Property and Technology. UPG is not bound by or a party to any licenses, options, or agreements of any kind relating to the Intellectual Property or the Technology, and no third person or entity has any rights of any kind relating to the Intellectual Property and Technology or to the use, manufacture, sale or other exploitation of products or services based thereon, except as set forth on Schedule 3.10. To the best of the Shareholders' and UPG's knowledge, UPG's use of the Intellectual Property and Technology does not conflict with, infringe upon or violate any patent, patent application, trademark, trade name, copyright or any pending application relating thereto, or any trade secret, know-how, programs or processes or other intellectual property right of any third person or entity.

               3.10.2    UPG and the Shareholders have no
knowledge that any third person or entity is infringing on any Intellectual Property or Technology.

               3.10.3 UPG has taken commercially reasonable security measures to protect the secrecy, confidentiality, and value of the portions of Intellectual Property and Technology which constitute trade secrets (the "Trade Secrets"), and any other persons who have knowledge of or access to information relating to such Trade Secrets have been put on notice and, if appropriate, have entered into agreements that the Trade Secrets are propriety to UPG and are not to be divulged (except as authorized by UPG) or misused.

               3.10.4 Upon consummation of the Merger, UPG will be and remain vested with all right, title and interest, and rights and authority to use all of the Intellectual Property and Technology without the necessity of obtaining the consent of any person or entity or taking any other action whatsoever.

     Section 3.11 Computer Systems and Software. Schedule 3.11 sets forth a complete and accurate list of all (i) computer programs (including operational and applications software and computer source and object codes), firmware, leases, computer databases, and related documentation, developed or used for any purpose related to UPG's business or assets and (ii) computer system hardware used for any purpose related to UPG's business or assets.

     Section 3.12   Contracts and Obligations.

          3.12.1 Identification. Schedule 3.12 includes an accurate and complete list as of the date hereof and as of the Closing Date, of all material contracts (written or oral) to which UPG is a party or by which it or any of its assets are bound (collectively, the "Contracts"), including but not limited to (a) agreements for the purchase or sale of tangible personal property for an amount in excess of $5,000 or real property,
(b) loan or credit agreements, (c) guaranties and indemnities,
(d) distributor or dealer agreements, (e) partnership or joint venture agreements, (f) agreements to perform services or supply product or material to third parties, (g) stock subscription agreements, stock option plans or other agreements with respect to the ownership or acquisition of the capital stock of UPG,
(h) employment, independent contractor or consulting agreements,
(i) other agreements with present or former directors, officers or employees of UPG, (j) acquisition documents pursuant to which other companies or their assets were purchased or acquired by UPG, or companies or assets owned by UPG were sold, and (k) each vendor agreement under which UPG's aggregate obligation under such agreement exceeds $5,000. Schedule 3.12 identifies each Contract by the parties thereto and the date, subject matter and term thereof.

          3.12.2 Full Force and Effect. All Contracts are, to the best of the Shareholders' and UPG's knowledge, valid and binding upon UPG and are valid and binding on each other party thereto. Upon consummation of the Merger, UPG will be and remain vested with all rights, title and interest it currently holds under the Contracts without the necessity of obtaining the consent of any person or entity or taking any action whatsoever.

          3.12.3 No Default. With respect to each of the Contracts, neither UPG, nor, to the best of the Shareholders' and UPG's knowledge, any other party thereto, is in breach thereof or default thereunder, and, to the best of the Shareholders' and UPG's knowledge, there does not exist any event, condition or omission (including, without limitation the execution, delivery and performance of this Agreement) which would constitute such breach or default (whether by lapse of time or notice or both), except for such breaches, defaults and events as to which requisite waivers or consents have been obtained.

     Section 3.13   Compliance with Laws.

          3.13.1    Legal Requirements .  Except as set forth in
Schedule 3.13.1:

               3.13.1.1  UPG, and its predecessors and
affiliates, is in full compliance with all laws that are or were applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets, except where the failure to be in compliance has not had and is not expected to have, a material adverse effect on UPG's business;

               3.13.1.2 UPG has not received any notice or other communication (oral or written) from any governmental body or any other person regarding, and UPG and the Shareholders have no knowledge of, any actual, alleged, or potential violation of, or failure to comply with, any law, or any obligation on the part of UPG to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

               3.13.2 Governmental Authorizations . Except as set forth in Schedule 3.3, Schedule 3.13.2 contains a complete and accurate list of each authorization of a governmental body that is material to UPG's business. Each such authorization (the "Governmental Authorizations") is valid and in full force and effect and will remain in full force and effect following the consummation of the transactions contemplated by this Agreement, without any consent of, filing with, or notice to any governmental body. Neither UPG nor any Shareholder has received any notice or other communication from any governmental body or any other person regarding, and UPG and the Shareholders have no knowledge of, any actual, alleged, or potential (i) violation of or failure to comply with any term or requirement of any Governmental Authorization, or (ii) any revocation, withdrawal, suspension, cancellation, or modification to any Governmental Authorization.

     Section 3.14 Taxes. As used in this Agreement, "Taxes" and all derivations thereof means any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, ad valorem, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto. The term "Tax Returns" shall include all federal, state, local and foreign returns, declarations, statements, reports, schedules, and information returns required to be filed with any taxing authority in connection with any Tax or Taxes.

          3.14.1 Tax Returns. Except as set forth on Schedule 3.14.1, UPG has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects. All Taxes owed by UPG (whether or not shown on any Tax Return) have been paid. UPG currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where UPG does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no security interests on any of the assets of UPG that arose in connection with any failure (or alleged failure) to pay any Tax.

          3.14.2 Withholding. UPG has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

          3.14.3 Tax Disputes. No Shareholder or director or officer (or employee responsible for Tax matters) of UPG expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax liability of UPG either (i) claimed or raised by any authority in writing or (ii) as to which UPG or any Shareholder has knowledge based upon personal contact with any agent of such authority. Schedule 3.14.3 lists all federal, state, local, and foreign income Tax Returns filed with respect to UPG for taxable periods ended on or after December 31, 1992, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. UPG has delivered to Photocomm correct and complete copies of all income Tax Returns, examination reports, correspondence between UPG and any Tax authority, and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries since December 31, 1992.

          3.14.4 Waivers and Extensions. UPG has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

          3.14.5 Specific Code Provisions. UPG has disclosed on its United States federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Sec. 6662. UPG is not a party to any Tax allocation or sharing agreement. UPG (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return and (ii) has no liability for the Taxes of any person (other than UPG) under Treas. Reg. Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

          3.14.6 Tax Information. Schedule 3.14.6 sets forth the following information with respect to UPG as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing giving effect to the consummation of the transactions contemplated hereby): (i) the tax basis of UPG in its assets; (ii) detail of any assets or liabilities relating to Taxes; (iii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution allocable to UPG; and (iv) the amount of any deferred gain or loss allocable to UPG arising out of any deferred intercompany transaction.

          3.14.7    Unpaid Taxes.  The unpaid Taxes of UPG
(i) did not, as of the Financials Date, exceed the reserve for tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the UPG Financial Statements (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of UPG in filing its Tax Returns. No disclosure made by UPG or any Shareholder on any of the Schedules attached hereto shall limit or otherwise affect the Shareholders indemnification obligations under Article 7 with respect to unpaid Taxes of UPG hereunder.

     Section 3.15   Employees; Compensation; Labor.

          3.15.1    Employees; Independent Contractors.  Schedule
3.15.1 sets forth all employee records of UPG, which contain complete and accurate records of the names of all employees of UPG, the current level of compensation paid to each, and all accrued vacation, severance pay, sick leave and other benefits payable in connection with such employees. Except as set forth on Schedule 3.15.1, there are no written or oral contracts of employment, and no written or oral representations or warranties of continued employment or engagement with respect to UPG's business have been made by UPG to any of its employees or independent contractors. All of UPG's employees are "at will" employees and may be terminated by UPG at any time, without liability or obligation except the payment of normal compensation accrued up to the time of termination of employment.

          3.15.2 Compliance With Law. In relation to its employees, both present and former, UPG has, to the best of its and the Shareholders' knowledge: (i) complied with all obligations imposed on it by all statutes, agreements, regulations and codes of conduct relevant to the relations between it and its employees; (ii) maintained adequate and suitable records regarding the service of its employees for purposes of determining employee benefits due; and (iii) paid all income tax required by the Internal Revenue Code by applicable state and local law, and payments due for social security contributions (including the employer's contributions), from salaries, wages and bonuses paid by UPG, and complied with all withholding requirements, and maintained proper records in respect of the foregoing.

          3.15.3 Labor Relations. To the best of UPG's and the Shareholders' knowledge, no executive, key employee, or group of employees has any plans to terminate employment with UPG. UPG is not a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. UPG has not committed any unfair labor practice. UPG and the Shareholders have no knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of UPG.

          3.15.4 Employee Claims. To the best of UPG's and the Shareholders' knowledge, no present or former employee of UPG has any claim against UPG (whether under federal or state law) under any employment agreement, or otherwise, including but not limited to, on account of or for (a) overtime pay, other than overtime pay for the current payroll period, (b) wages or salary for any period other than the current payroll period, or
(c) vacation time off other than that earned with respect to the previous twelve (12) months, except as set forth on
Schedule 3.15.4.

     Section 3.16 Employee Benefit Plans. Except as described on Schedule 3.16, UPG does not currently sponsor or maintain and has not at any time sponsored or maintained any qualified or nonqualified "employee pension benefit plan" as that term is defined in Section 3(2) of the Employee Retirement Income
Security Act of 1974, as amended ("ERISA"). UPG does not currently contribute to and is not currently obligated to contribute to, and has not at any time contributed to or been obligated to contribute to any multi-employer plan as that term is defined in Section 4001(a)(3) of ERISA. None of UPG nor any affiliated company of UPG has incurred or will incur by reason of any relationship presently or heretofore maintained, or any act or omission occurring or existing prior to the Closing, any liability: (a) to the Pension Benefit Guaranty Corporation pursuant to the provisions of Title IV of ERISA, (b) to any multi-employer plan, as that term is defined in Section 4001 (a) (3) of ERISA or (c) to any taxing authority by reason of the operation or existence of any employee benefit plan. UPG has not at any time participated in any transaction involving the assets of any employee benefit plan (regardless by whom sponsored) which has given rise or will give rise to a liability which could be asserted against UPG pursuant to either Section 502(i) of ERISA or Sections 4975(a) and (b) of the Internal Revenue Code of 1986, as amended (the "Code"). UPG has fully disclosed in writing to Photocomm all of the plans, funds, policies, programs, arrangements or understandings sponsored or maintained by UPG pursuant to which any employee of UPG (or any dependent or beneficiary of any such employee) might be or become entitled to
(1) retirement benefits; (2) severance or separation from service benefits; (3) incentive, performance, stock, share appreciation or bonus awards; (4) health care benefits; (5) disability income or wage continuation benefits; (6) supplemental unemployment benefits; (7) life insurance, death or survivors benefits;
(8) accrued sick pay or vacation pay; (9) any type of benefit offered under any arrangement subject to characterization as an "employee welfare benefit plan" within the meaning of
Section 3(3) of ERISA; or (10) benefits of any other type offered through any arrangement that could be characterized as providing for additional compensation or fringe benefits. As to any plan, fund, policy, program, arrangement or understanding identified by UPG, all of the following are true: (1) all amounts due as contributions, insurance premiums and benefits to the date hereof have been fully funded and paid by UPG, and there are no unfunded liabilities on a termination cost basis with respect to any such plan, fund, policy, program, arrangement or understanding;
(2) all applicable requirements of law have been observed in all material respects with respect to the operation thereof, and all material reporting and disclosure requirements have been timely satisfied; (3) UPG and the Shareholders are not aware of any claim or demand by any employee (or beneficiary or dependent of any employee) for benefits, or by any taxing authority for taxes or penalties, which has not been satisfied in full or which may be or become subject to litigation or arbitration; and (4) each of the foregoing that is an "employee benefit pension plan" within the meaning of Section 3(2) of ERISA and that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and UPG and the Shareholders are not aware of any circumstances likely to result in revocation of any such favorable determination letter.

     Section 3.17   Environmental, Health and Safety Matters.

          3.17.1    Definitions.

               3.17.1.1 "Environmental Claim" means any claim (including, but not limited to, any claim under CERCLA), action , cause of action, investigation or notice by any person, entity or governmental authority alleging potential liability (including, but not limited to, potential liability for investigatory costs, assessment costs, cleanup costs, response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (i) the release by UPG into the environment of any Hazardous Materials at any location, whether or not owned by UPG, (ii) the presence of any Hazardous Materials at any location owned or leased by UPG or
(iii) circumstances forming the basis of any liability under or any violation of any Environmental Law.

               3.17.1.2 "Environmental Laws" means all federal, state, local or foreign laws (including common law), statutes, codes, ordinances, rules and regulations, orders and decrees relating to pollution or protection of human health or the environment (including, but not limited to, ambient air, surface water, groundwater, land surface or subsurface strata), public health and safety or employee health and safety, including, without limitation, laws, statutes, codes, ordinances, rules and regulations, orders and decrees relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

               3.17.1.3 "Hazardous Materials" means (i) any substance, material or waste defined or characterized as hazardous, extremely hazardous, toxic or dangerous within the meaning of any Environmental Law, (ii) any substance, material or waste classified as a contaminant or pollutant under any Environmental Law or (iii) any other substance (including, but not limited to, petroleum), material or waste, the manufacture, processing, distribution, use, treatment, storage, placement, disposal, removal or transportation of which is subject to regulation under any Environmental Law.

          3.17.2 Compliance with Environmental Laws. Except as set forth in Schedule 3.17, UPG's business and the Real Property have been prior to the date hereof, and continue to be, owned or leased, as the case may be, and operated by UPG in compliance with all applicable Environmental Laws.

          3.17.3    Environmental Claims.  Except as set forth in
Schedule 3.17, neither UPG nor the Shareholders have received notice from any person, entity, or governmental authority of any Environmental Claim that is currently pending or threatened against UPG or that in any way relates to the Real Property.

          3.17.4    Activities.  Except as set forth in
Schedule 3.17, there are no past or present actions, activities, circumstances, conditions, events or incidents (including, but not limited to, the release, emission, discharge, presence, or disposal of any Hazardous Material) that are reasonably likely to form the basis of any Environmental Claim against UPG or the Shareholders or the Real Property, or to the best of UPG's and the Shareholders' knowledge, any person or entity whose liability for such an Environmental Claim UPG has or may have retained or assumed either contractually or by operation of law.

          3.17.5    Licenses and Permits.  Schedule 3.17
identifies all material permits, licenses, certifications, consents, exemptions, approvals and other authorizations currently held by UPG pursuant to applicable Environmental Laws and UPG is in compliance in all material respects with the terms thereof.

          3.17.6 Investigation and Cleanup. Except as set forth in Schedule 3.17, UPG and the Shareholders have not received notice or otherwise obtained knowledge that any Real Property or real property previously owned or leased by UPG is listed or proposed for listing on the National Priorities List created pursuant to CERCLA, or on the CERCLIS or any similar state, local or other list of sites potentially requiring investigation or cleanup.

          3.17.7    Disposition.  Except as set forth in
Schedule 3.17, UPG has not transported or arranged for the transportation of any Hazardous Materials to any location which is listed on the National Priorities List, the CERCLIS or any similar state list, nor received notice or otherwise obtained knowledge of pending or threatened claims as a result of transporting, disposing or arranging to transport or dispose Hazardous Materials to any location.

          3.17.8 Underground Tanks. Schedule 3.17 identifies all underground and aboveground storage tanks, and the capacity and contents of such tanks, located on the Real Property.

          3.17.9    Asbestos.  Except as set forth in
Schedule 3.17, there is no asbestos containing material located in any building, building component, structure or office space on the Real Property in any quantity or of such type that would give rise to any material liability or remediation or removal obligation under any Environmental Law upon the maintenance, repair, remodeling, renovation or demolition of any such building or improvement.

          3.17.10 PCBs and Formaldehyde. Except as set forth in Schedule 3.17, no polychlorinated biphenyls (PCBs) are used, disposed of, stored or otherwise present on the Real Property and no formaldehyde is contained in any of the products manufactured by UPG, in each case with such exceptions as are not reasonably likely to give rise to any liability under any Environmental Law that is material to UPG's business.

          3.17.11 Reports. All written reports and studies (including, but not limited to, any site assessment or environmental, health or safety audit report) obtained by or in the possession of UPG with respect to any of the matters referred to in this Section 3.17 are identified in Schedule 3.17. UPG has heretofore provided to Photocomm correct and complete copies of all such reports and studies.

          3.17.12 Testing. Neither the performance of nor failure to perform environmental testing on the Real Property by or on behalf of Photocomm will negate or affect the representations or warranties or agreement of UPG and the Shareholders to indemnify contained herein. UPG has remedied all environmental contamination found as a result of any environmental tests performed by or on Photocomm's behalf.

     Section 3.18 Insurance. UPG has maintained and now maintains insurance on its assets and businesses covering property damage and loss of income by fire or other casualty, as well as insurance protection against liabilities, claims and risks, as set forth on Schedule 3.18. UPG has provided Photocomm an opportunity to inspect all policies of insurance currently maintained by UPG. All such policies are in full force and effect, and UPG has not done or omitted to do or suffered to be done anything which has or might render the policies void or voidable. There are no claims pending under any of the insurance policies, and UPG and the Shareholders are not aware of any circumstances likely to give rise to any claim under any such policies.

     Section 3.19   Litigation.

          3.19.1 Litigation Pending or Threatened. Except as set forth on Schedule 3.19, there are no claims, actions, suits, hearings, arbitrations, disputes, proceedings (public or private) or governmental investigations pending or threatened, against or affecting UPG, the Shareholders or UPG's assets or business, at law or in equity, before or by any Federal, state, municipal or other governmental or non-governmental department, commission, board, bureau, agency, court or other instrumentality, or by any private person or entity, there is no basis for any such action, suit or proceeding, and there are no existing or threatened, orders, judgments or decrees of any court or governmental agency affecting UPG, the Shareholders or any of UPG's assets or business.

          3.19.2 This Transaction. There are no legal, administrative, arbitration or other proceedings or governmental investigations pending or threatened, against UPG or the Shareholders which seek to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent UPG or the Shareholders from complying with the terms and provisions of this Agreement.

     Section 3.20 Third Party Consents. All approvals, authorizations, certificates and consents of all third parties and governmental authorities necessary or required to effect the Merger and the transactions contemplated by this Agreement and to cause the Surviving Corporation to be and remain vested upon consummation of the Merger with all UPG's assets and other rights, title and interests it currently holds, where the failure to obtain any such approval, authorization, certificate or consent would have a material adverse effect on the assets or financial condition of UPG or the effectiveness of the Merger, have been obtained and are in full force and effect (the "Consents and Approvals").

     Section 3.21 Brokers. No broker or finder has acted for UPG or the Shareholders in connection with this Agreement or the transactions contemplated hereby. Neither UPG nor the Shareholders have become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement.

     Section 3.22 Customers and Suppliers. A list of all customers and suppliers of UPG is set forth on Schedule 3.22. Other than Siemens Solar, no single supplier (singularly a "Supplier" and collectively "Suppliers") of raw materials to UPG is of material importance to UPG. The relationships of UPG with its material customers and its Suppliers are good commercial working relationships. No material customer or Supplier (a) has canceled or threatened in writing to cancel or otherwise modify its relationship with UPG, or (b) to the best of the Shareholders' and UPG's knowledge, intends to cancel or otherwise modify its relationship with UPG. Neither the Merger nor the transactions contemplated by this Agreement will, to the best of the Shareholders' and UPG's knowledge, adversely affect the relationship of PAI as successor to the UPG business with any such Suppliers or material customers.

     Section 3.23 Disclosure. No representation or warranty of UPG or the Shareholders in this Agreement, including the Exhibits and Schedules attached hereto, omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading. No notice given pursuant to this Agreement when taken together with the disclosure described in the preceding sentence will contain any untrue statement or omit to state a material fact necessary to make the statements therein or in this Agreement, in light of the circumstances in which they were made, not misleading. Neither UPG nor the Shareholders have any knowledge of any fact that has specific application to UPG (other than general economic or industry conditions) and that materially and adversely affects the assets or the business of UPG, or the prospects, financial condition, or results of operations of UPG that has not been set forth in this Agreement, including the Exhibits and Schedules attached hereto.


                           ARTICLE IV
           REPRESENTATIONS AND WARRANTIES OF PHOTOCOMM

     Photocomm hereby represents and warrants to UPG, as of the date hereof, and as of the Closing Date, except as set forth on a Schedule of Exceptions attached hereto as Schedule 4, as follows:

     Section 4.1 Organization. Photocomm is a corporation duly incorporated, validly existing and in good standing under the laws of Arizona, and has the requisite corporate power and authority to own, use, operate or lease its assets as Photocomm is now conducting its business, operations and affairs. PAI is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Arizona.

     Section 4.2 Qualification. Photocomm is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its assets, or the nature of its activities makes such qualification or license necessary, except those jurisdictions, if any, in which the failure to so qualify or be licensed would not have a material adverse effect on the assets, or the results of operations or financial condition of Photocomm.

     Section 4.3 The Shares. When issued at the Closing, the Shares shall be duly authorized, validly issued, fully paid and non-assessable, free and clear of any liens, pledges or encumbrances of any kind except for the restrictions imposed on their subsequent sale or offer to sell imposed by the Securities Act or applicable state laws or regulations.

     Section 4.4    Corporate Authorization.

          4.4.1 Authority. Photocomm and PAI each have all requisite corporate power and authority to enter into and perform this Agreement. PAI has all requisite corporate power and authority to consummate the Merger. This Agreement is a valid and binding obligation of Photocomm and PAI, enforceable against each of them in accordance with its terms.

          4.4.2 No Breach or Violation. Execution, delivery and performance of this Agreement by Photocomm and PAI and consummation of the transactions contemplated hereby will not lead to or cause a violation, breach, or default or result in the termination of, or accelerate the performance required by, or result in the creation or imposition of any Encumbrance, or result in the loss of any right or the increase in any obligation under, whether by notice or lapse of time or both, or otherwise conflict with any term or provision of (a) Photocomm's or PAI's Articles of Incorporation and By-laws, as amended, (b) any note, bond, mortgage, contract, indenture, agreement, lease, license or other instrument or obligation to which Photocomm is a party or Photocomm or any of its assets is bound, or (c) any court or administrative order, writ or injunction or process, or any permit, license or consent decree to which Photocomm is a party or is bound.

     Section 4.5 Brokers. No broker or finder has acted for Photocomm in connection with this Agreement or the transactions contemplated hereby. Photocomm has not paid or become obligated to pay any fee or commission to any broker, finder, investment banker or other intermediary in connection with the transactions contemplated by this Agreement.

     Section 4.6    Litigation.

          4.6.1 Litigation Pending or Threatened. Except as set forth on Schedule 4, there are no claims, actions, suits, hearings, arbitrations, disputes, proceedings (public or private) or governmental investigations pending or threatened, against or affecting Photocomm or its assets or business, at law or in equity, before or by any federal, state or municipal or other governmental or non-governmental department, commission, board, bureau, agency, court or other instrumentality, or by any private person or entity. There is no basis for any such action, suit or proceeding, and there are no existing or threatened, orders, judgments or decrees of any court or governmental agency affecting Photocomm or any of its assets or businesses.

          4.6.2     This Transaction.  Except as set forth on
Schedule 4, there are no legal, administrative, arbitration or other proceedings or governmental investigations pending or threatened, against Photocomm which seek to enjoin or rescind the transactions contemplated by this Agreement or otherwise prevent Photocomm from complying with the terms and provisions of this Agreement.


                            ARTICLE V
                            COVENANTS

     Section 5.1 General. Each of the parties will use his or its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement
(including satisfaction, but not waiver, of the closing conditions set forth in Article VI below).

     Section 5.2 Notices and Consents. The Shareholders will cause UPG to give any notices to third parties and governmental bodies, and use their best efforts to obtain any third-party and governmental body consents, that Photocomm may request in connection with the transactions contemplated by this Agreement.

     Section 5.3 Operation of Business. Neither UPG nor the Shareholders will cause or permit UPG to engage in any practice, take any action, enter into any transaction or experience any consequences outside the ordinary course of business. Without limiting the generality of the foregoing, neither UPG nor the Shareholders will cause or permit UPG to, engage in any practice, take any action, enter into any transaction or experience any consequences of the sort described in Section 3.6.4 above. The Shareholders will promptly notify Photocomm in writing of the occurrence of any of the foregoing.

     Section 5.4 Preservation of Business; Maintenance of Insurance. The Shareholders will cause UPG to keep its respective assets and business substantially intact, including all present goodwill, operations, physical facilities, working conditions, and relationship with lessors, licensors, suppliers, customers, and employees. The Shareholders will cause UPG to maintain all policies of insurance set forth on Schedule 3.18.

     Section 5.5 Access to Information. UPG shall, and the Shareholders will cause UPG to, permit representatives of Photocomm to have full access at all reasonable times, to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to UPG. Without limiting the generality of the foregoing, Photocomm shall be permitted to conduct a due diligence examination of UPG's business, assets and liabilities, customer base, financial records and statements, facilities, employee relations, regulatory compliance and any other matters relating to the financial condition, operations and prospects of UPG's business and to discuss the foregoing with such of its personnel and third persons, including but not limited to directors, officers, employees, attorneys, accountants, customers and suppliers, as Photocomm considers necessary or appropriate for purposes of a full due diligence investigation. UPG shall, and the Shareholders shall cause UPG to, use its best efforts to cooperate with and assist Photocomm's due diligence investigation.

     Section 5.6 Non-Solicitation. UPG will not (and the Shareholders will not cause or permit UPG to) directly or indirectly (i) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the assets of, UPG (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing. None of the Shareholders will vote their shares of capital stock of UPG in favor of any such acquisition. UPG and the Shareholders will notify Photocomm immediately if any person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

     Section 5.7 Further Assurances. From time to time after the Closing, UPG and the Shareholders will, at Photocomm's expense, execute and deliver, or cause to be executed and delivered, such documents to Photocomm as Photocomm may reasonably request, and from time to time after the Closing, Photocomm will, at its own expense, execute and deliver such documents to UPG and the Shareholders as they may reasonably request, in order to more effectively consummate the transactions contemplated by this Agreement. Each of the Shareholders, UPG and Photocomm shall use their best efforts, promptly after the date hereof, to comply with all Federal, state, local and foreign laws and regulations and to obtain all necessary governmental authorizations, approvals, permits, licenses and waivers, with regard to the transactions contemplated by this Agreement.

     Section 5.8 Press Releases and Public Announcements. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Photocomm and UPG; provided, however, that any party may make any public disclosure it believes in good faith is required by applicable law or any listing or Nasdaq agreement or rules concerning its publicly-traded securities (in which case the disclosing party will use its reasonable best efforts to advise the other party prior to making the disclosure).

     Section 5.9  Confidentiality.

          5.9.1 Shareholder's Covenant. Each Shareholder will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to Photocomm or destroy, at the request and option of Photocomm, all tangible embodiments (and all copies) of the Confidential Information which are in his, her or its possession. Each Shareholder agrees to safeguard any such Confidential Information using measures that are equal to the standard of protection he, her or it uses to protect its own confidential information of comparable value, but in no event less than reasonable care. In the event that any Shareholder is requested or required to disclose any Confidential Information, that Shareholder will notify Photocomm promptly of the request or requirement so that Photocomm may seek an appropriate protective order or waive compliance with the provisions of this Section. If, in the absence of a protective order or the receipt of a waiver hereunder, any Shareholder is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, that Shareholder may disclose the Confidential Information to the tribunal; provided, however, that the disclosing Party shall use his, her or its best efforts to obtain, at the request of Photocomm, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as Photocomm shall designate. "Confidential Information" means (a) all information treated by Photocomm as confidential and proprietary information of Photocomm and disclosed to UPG or any Shareholder in connection with the transactions contemplated by this Agreement and (b) all information treated by UPG or the Surviving Corporation as confidential and proprietary, including, but not limited to, the Intellectual Property, Technology and the Contracts. Confidential Information does not include information
(i) in the public domain at the time of delivery or
(ii) subsequently published or otherwise made part of the public domain through no fault of UPG or any Shareholder. The obligations set forth in this Section shall survive termination under Article 8.

          5.9.2 Photocomm's Covenant. Prior to consummation of the Merger, Photocomm shall maintain all information treated by UPG or any Shareholder as confidential and proprietary and disclosed in writing to Photocomm pursuant to this Agreement in strict confidence and shall take precautions reasonably necessary to prevent disclosure, access to, or transmission of such information to any third party, except for the purpose of evaluating the transactions contemplated hereby. Photocomm's obligations under this Section 5.9.2 shall not apply to information (i) in the public domain at the time of delivery or
(ii) subsequently published or otherwise made part of the public domain through no fault of Photocomm. If this Agreement is terminated for any reason prior to consummation of the Merger, Photocomm shall return within ten (10) days after delivery of written notice of termination, all documents and materials received by Photocomm from UPG or the Shareholders in connection with this Agreement. The obligations set forth in this Section shall survive termination under Article 8.

     Section 5.10   Covenant Not to Compete.

          5.10.1 Covenant. Each of the Shareholders agrees that he will not, and will cause his affiliates and their respective officers, directors, employees, subsidiaries and affiliates not to, engage or participate, directly or indirectly, as principal, agent, employee, employer, consultant or in any other individual or representative capacity whatever, in the conduct or management of, or own (legally or beneficially), or have the right or option to acquire, any direct or indirect interest in any business which engages, directly or indirectly, in any business competitive with the business related to utility grid connected power generated by solar systems in the United States for a period of one (1) year following the Closing Date. Notwithstanding the foregoing, the foregoing covenants shall not prohibit the ownership, or right or option to acquire, any passive investment not involving personal services, consulting or any involvement in operations, in any business; provided that such investment constitutes not more than five percent (5%) of the aggregate equity interests in such business and such equity interests are registered under the Securities Exchange Act of 1934, as amended.

          5.10.2 Acknowledgment. Each of the Shareholders agrees that the covenants set forth herein are appropriate and reasonable when considered in light of the nature and extent of the Surviving Corporation's business and assets acquired by Photocomm hereunder, which includes the goodwill of the business. Each of the Shareholders acknowledges that (i) the Surviving Corporation and Photocomm have a legitimate interest in protecting the business and assets of the Surviving Corporation,
(ii) the covenants set forth herein are not oppressive to the Shareholders and contain reasonable limitations as to time, scope, geographical area and activity, (iii) the covenants do not harm in any manner whatsoever the public interest, (iv) each Shareholder has received and will receive substantial consideration for agreeing to such covenants, (v) each Shareholder is agreeing to such covenants in order, among other things, to induce Photocomm to enter into this Agreement and
(vi) each Shareholder will derive substantial benefits from the consummation of the transactions contemplated by this Agreement, including, but not limited to, the payment of the Cash Payment and the Shares in accordance with this Agreement.

          5.10.3 Injunctive Relief. In the event any Shareholder violates the foregoing covenant not to compete or any other covenants set forth in this Agreement (collectively, the "Covenants"), then, in addition to any other rights and remedies available, Photocomm shall have the right and remedy to have the applicable Covenant provisions specifically enforced by any court of competent jurisdiction by way of an injunction or other legal equitable relief, it being agreed that any breach of the applicable Covenant would cause irreparable injury to Photocomm and damages would be an inadequate remedy.

     Section 5.11 Relocation Agreement for Key Employees. In the event that during the three month period following the Closing the Surviving Corporation requires any of the former key employees of UPG set forth on Schedule 5.11 (each, a "Key Employee") to relocate, and such Key Employee agrees to such relocation, the Surviving Corporation shall pay such Key Employee an amount in cash equal to 25% of his or her gross annual salary. All other terms and conditions of any relocation under this Section shall be in accordance with the provisions of the Surviving Corporation's then effective Relocation Policy, a copy of which is attached hereto as Exhibit C. Nothing in this Agreement or any policy shall restrict an employee's right to terminate his or her employment at any time, and nothing shall restrict the Surviving Corporation's right to terminate the employment of any employee at any time, without notice and for any reason not otherwise prohibited by law. Employment with the Surviving Corporation is on an "at-will" basis, and employees have no guarantee of continued employment for any period.

     Section 5.12 Salary Protection for Key Employees. During the twelve month period following the Closing, for so long as a Key Employee remains employed by the Surviving Corporation, the Surviving Corporation agrees not to reduce such Key Employee's salary as set forth in Schedule 5.12. In the event that a Key Employee's employment with the Surviving Corporation is terminated during such twelve month period for any reason other than by the Surviving Corporation for "Cause," in consideration of such Key Employee's execution and delivery of a release of the Surviving Corporation and Photocomm from all liability in connection with such Key Employee's employment and termination of employment by the Surviving Corporation, in forms satisfactory to the Surviving Corporation and its counsel, the Surviving Corporation will pay to such Key Employee a lump sum amount in cash equal to salary at the rate set forth in Schedule 5.12 during the remainder of such twelve month period. As used in this Section 5.12, the term "Cause" shall mean that the Photocomm Board of Directors has established, by clear and convincing evidence, that the Key Employee has (i) been convicted of any felony, (ii) committed any act of fraud, theft or embezzlement against Photocomm or the Surviving Corporation, (iii) committed any act involving gross misconduct against Photocomm or the Surviving Corporation which has caused material injury to Photocomm or the Surviving Corporation, or (iv) materially, and in the case of nonmonetary obligations, intentionally, breached any covenant or obligation under this Agreement or other agreement with Photocomm or the Surviving Corporation and such breach has not been cured within sixty (60) days after notice thereof in writing from Photocomm, or if such breach is not capable of cure within sixty (60) days, the Key Employee has not promptly commenced such cure within sixty (60) days and diligently prosecuted such cure to completion thereafter.
Nothing in this Agreement or any policy shall restrict an employee's right to terminate his or her employment at any time, and nothing shall restrict the Surviving Corporation right to terminate the employment of any employee at any time, without notice and for any reason not otherwise prohibited by law. Employment with the Surviving Corporation is on an "at-will" basis, and employees have no guarantee of continued employment for any period.

     Section 5.13 Spin Off of Certain Assets Prior to Closing. Prior to the Closing, UPG and the Shareholders shall deliver to Photocomm evidence satisfactory to Photocomm and its counsel that all of UPG's right, title and interest in certain non-electronic technology, as more particularly described on Schedule 5.13 (the "Thin Film and Microturbine Technology"), has been assigned to Western Gas and Electric Company ("Assignee"), and all of UPG's liabilities in connection with the Thin Film and Microturbine Technology have been assumed by Assignee.

     Section 5.14 Joint Account with SSI. Prior to the Closing, UPG shall deliver to Photocomm evidence satisfactory to Photocomm and its counsel that money market account no. 11954-09611 at the Bank of America for which UPG and Siemens Solar Industries, L.P. ("SSI") are joint account holders (the "Joint Account") has been closed.


                           ARTICLE VI
                 CONDITIONS PRECEDENT TO CLOSING

     Section 6.1 Conditions to the Obligations of Photocomm. The obligations of Photocomm under this Agreement to consummate the transactions to be performed by it in connection with the Closing shall be subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions precedent:

          6.1.1 Representations and Warranties. All representations and warranties of UPG and the Shareholders contained in this Agreement, including the Exhibits and Schedules hereto, and all certificates and other documents delivered by UPG and the Shareholders to Photocomm or its representatives pursuant to this Agreement or in connection with the transactions contemplated hereby shall be true, complete and accurate in all material respects as of the date when made and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.

          6.1.2 No Material Adverse Change. During the period from the date hereof to the Closing Date, UPG shall not have sustained any material loss or damage to its assets, whether or not insured, nor shall there have been any material adverse change in the assets or the business of UPG, taken as a whole.

          6.1.3 Amendments and Supplements to Schedules. All amendments and supplements to the schedules hereto to be delivered prior to Closing to Photocomm by UPG and the Shareholders hereunder shall have been so delivered with time sufficient for Photocomm's review and in no event later than two
(2) business days prior to Closing, and each such amendment and supplement shall be satisfactory in form, and content, to Photocomm, such satisfaction to be determined at Photocomm's reasonable discretion.

          6.1.4 Obtaining of Consents and Approvals. Except as otherwise contemplated by this Agreement, UPG and the Shareholders shall have executed and delivered to Photocomm, or shall have caused to be executed and delivered, any consents, waivers, approvals, permits, licenses or authorizations which, if not obtained on or prior to the Closing Date, would have a material adverse effect on the consummation of the transactions contemplated hereby or on the assets or the business of UPG, taken as a whole.

          6.1.5 Performance by UPG and the Shareholders. UPG and the Shareholders shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by UPG and the Shareholders on or before the Closing Date.

          6.1.6 Absence of Litigation. There shall not be in effect any order enjoining or restraining the transactions contemplated by this Agreement, and there shall not be instituted or pending any action or proceeding before any governmental body
(i) seeking to restrain, materially condition, prohibit consummation of or rescind the transactions contemplated by this Agreement, or seeking to impose any material limitations on any provision of this Agreement, (ii) seeking to compel Photocomm to dispose of or hold separate a material portion of the assets of UPG as a result of the transactions contemplated by this Agreement, (iii) that might affect adversely the right of Photocomm to own UPG or control UPG, or (iv) that might affect adversely the right of UPG to own its assets and operate its businesses as heretofore owned and operated.

          6.1.7     Opinion of UPG's Counsel.  UPG and the
Shareholders shall have furnished Photocomm with a favorable opinion of Seaver & Gill, LLP, counsel for UPG and the Shareholders, dated the Closing Date, substantially in the form attached hereto as Exhibit D.

          6.1.8 Delivery of Documents. The execution and delivery to Photocomm by UPG and the Shareholders of the following, all dated as of the Closing Date:

               6.1.8.1   certified resolutions of the UPG Board
of Directors and of the Shareholders, duly authorizing the execution and delivery of this Agreement and the performance by UPG and the Shareholders of the obligations hereunder;

               6.1.8.2 a release of security interest in form satisfactory to Photocomm and its counsel (i) in UPG receivables and inventory from SSI (UCC File No. 9714160799), (ii) in certain equipment from AT&T Capital Corp. (UCC File No. 94-061372), and
(iii) in certain equipment from Commerce Security Bank (UCC File Nos. 9519560819 and 9606760015);

               6.1.8.3   the Escrow Agreement discussed in
Section 7.5; and

               6.1.8.4   such other documents, instruments and
certificates as may be reasonably requested by Photocomm or its counsel to effectuate the transactions contemplated by this Agreement.

          6.1.9 Articles of Merger; Plan of Merger. Executed originals of the Articles of Merger and the Plan of Merger, and any other documents required by the terms of this Agreement to be executed and delivered by UPG, together with such other conveyances, instruments of title, assignments, consents, recordings, and other documents as may be, in the reasonable opinion of Photocomm, necessary or proper to consummate the transactions contemplated by this Agreement;

          6.1.10 Consents. Executed originals of all Consents and Approvals referred to in Section 3.20.

          6.1.11 Investment Letters. Executed originals of investment letters from each of the Shareholders in the form of Exhibit "E" ("Investment Letters").

          6.1.12 Termination Instrument. An executed original of an instrument terminating all rights of the Shareholders (i) to any of UPG's technology and know-how pursuant to individual Officer Stock Purchase Agreements or any other agreement involving such rights and (ii) pursuant to that certain Founder's Agreement on Salary Equalization, respectively, to which UPG and the Shareholders are parties;

          6.1.13 Joint Account with SSI. An executed original of an instrument closing the Joint Account, and verification that all funds in such account have been transferred to UPG's regular bank account.

          6.1.14 Waiver. Photocomm may, in its sole discretion, waive in writing fulfillment of any or all of the conditions set forth in Section 6.1 of this Agreement, provided that any such waiver granted by Photocomm shall have no effect upon or as against any of the other conditions not so waived.

     Section 6.2 Conditions to Obligation of UPG and the Shareholders. The obligations of each of UPG and the Shareholders under this Agreement to consummate the transactions to be performed by it in connection with the Closing shall be subject to the fulfillment, on or prior to the Closing Date, of all of the following conditions precedent:

          6.2.1 Representations and Warranties. The representations and warranties of Photocomm contained in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of the Closing Date.

          6.2.2 Performance by Photocomm. Photocomm shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by Photocomm on or before the Closing Date.

          6.2.3 Delivery of Documents. The execution and delivery to UPG and the Shareholders by Photocomm of the following, all dated as of the Closing Date:

               6.2.3.1   certificates representing the Shares as
provided in Article II herein, which Shares shall be deposited into escrow pursuant to the Escrow Agreement;

               6.2.3.2 the Cash Payment paid by certified check representing immediately available funds or wire transfer of funds;

               6.2.3.3   certified resolutions of the Board of
Directors of Photocomm duly authorizing the execution and delivery of this Agreement and the performance by Photocomm of its obligations hereunder;

1.1.1.1                  6.2.3.4   the Escrow Agreement; and

1.1.1.2                  6.2.3.4   such other documents,
instruments and certificates as may be reasonably requested by UPG and the Shareholders or their counsel to effectuate the transactions contemplated by this Agreement.

          6.2.4 Articles of Merger; Plan of Merger. Executed originals of the Articles of Merger and Plan of Merger and any other documents required by the terms of this Agreement to be executed and delivered by Photocomm.

          6.2.5 Opinion of Photocomm's Counsel. The favorable opinion of Osborn Maledon, P.A., counsel for Photocomm, dated as of the Closing Date, in form and substance reasonably satisfactory to UPG.

          6.2.6 Waiver. UPG and the Shareholders may, in their sole discretion, waive in writing fulfillment of any or all of the conditions set forth in Section 6.2 of this Agreement, provided that any such waiver granted shall not constitute a waiver by UPG or the Shareholders of any other conditions not so waived.


                           ARTICLE VII
                         INDEMNIFICATION

     Section 7.1    Survival of Certain Provisions.

          7.1.1 Survival of Representations and Warranties. All representations and warranties contained herein, in the Exhibits and Schedules hereto, or in any certificates or other documents delivered pursuant hereto, shall not be deemed to be waived or otherwise affected by any prior knowledge of, or any investigation made by or on behalf of, any party hereto. Each and every such representation and warranty shall survive Closing and remain in full force and effect until the first (1st) anniversary of the Closing Date, except for those representations and warranties made in connection with or arising out of
Section 3.14 (Taxes), which shall remain in full force and effect until the seventh (7th) anniversary of the Closing Date, and
Section 3.1 (Title), which shall survive Closing and remain in full force and effect either (i) until expiration of any rights of Photocomm or any third party under law or equity with respect thereto, it being understood and agreed that Photocomm, upon written notice to UPG, may waive or toll any applicable statute of limitation in Photocomm's sole discretion, or (ii) for an indefinite period without end if no statute of limitation applies.

          7.1.2 Covenants and Indemnification Provisions. Each covenant provision and each indemnification provision contained herein shall survive Closing and remain in full force and effect in accordance with its terms until the obligations arising thereunder have been fully performed and discharged.

     Section 7.2    General Indemnity.

          7.2.1 Indemnification By the Shareholders. After the Closing Date, each of the Shareholders, jointly and severally, shall indemnify and hold Photocomm harmless on demand on a dollar-for-dollar basis for, from and against all losses, actual damages, liabilities, claims, demands, obligations, deficiencies, payments, judgments, settlements, costs and expenses of any nature whatsoever (including without limitation the costs and expenses of any and all investigations, actions, suits, proceedings, demands, assessments, judgment, settlements and compromises relating thereto, and reasonable attorneys' and other fees in connection therewith) ("Losses") resulting from, arising out of, or due to, directly or indirectly any inaccuracy or misrepresentation in, or breach or nonfulfillment of, any representation or warranty of UPG or the Shareholders, or any breach or nonfulfillment of any covenant of UPG or the Shareholders, contained in this Agreement, in any Exhibit or Schedule delivered hereunder, or in any certificates or documents delivered by UPG or the Shareholders pursuant to this Agreement.

          7.2.2 Indemnification By Photocomm. After the Closing Date, Photocomm shall indemnify and hold UPG and the Shareholders harmless on demand on a dollar-for-dollar basis for, from and against any and all Losses resulting from, arising out of, or due to, directly or indirectly any inaccuracy or misrepresentation in, breach or nonfulfillment of, any representation of warranty of Photocomm, or any breach or nonfulfillment of any covenant of Photocomm, contained in this Agreement, in any Exhibit or Schedule delivered hereunder, or in any certificates or documents delivered pursuant to this Agreement.

          7.2.3 Limitations. For purposes of this Section 7.2, and except as provided in Subsection 7.2.4 herein, no party shall be entitled to make any claim for indemnification under this Section 7.2, with respect to the breach of any particular representation and warranty contained herein, (i) after the date on which such representation and warranty ceases to survive pursuant to Section 7.1 herein; provided, however, that, if prior to the date on which such representation and warranty ceases to survive, the indemnitor shall have received written notification of a claim for indemnity hereunder specifying in reasonable detail the basis of any such claim, and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue as a basis for indemnity until it is finally resolved or disposed of, subject to applicable statutes of limitation, and (ii) unless the aggregate amount of Losses with respect to such claim (or, of more than one such claim is asserted, with respect to all such claims) exceeds $30,000, in which event the indemnification under this Section 7.2 shall be effective as to the entire amount of such claim or claims, provided, however, that in no event shall any individual Shareholder's aggregate obligations to indemnify Photocomm hereunder exceed the aggregate of the Fair Market Value of the Shares issued to such Shareholder under this Agreement on the date a claim for indemnity hereunder is finally resolved. "Fair Market Value" as of any date shall be the closing price for one share of the Photocomm Common Stock as reported on the Nasdaq automated quotation system (or any national securities exchange on which the Photocomm Common Stock is then listed) for that date or, if no closing price is so reported for that date, the closing price on the next preceding date for which a closing price was reported. If the Photocomm Common Stock is not quoted or listed in the foregoing manner, the Fair Market Value shall be determined by the Photocomm Board of Directors in good faith.

          7.2.4 No Limitation On Certain Claims. The provisions of Subsection 7.2.3 herein shall not apply with respect to any claims for breach of UPG's or the Shareholders' representations and warranties set forth in Section 3.1 (Title) of this Agreement.

     Section 7.3    Defense of Third Party Claims.

          7.3.1 Notice. No right to indemnification hereunder shall be available to an indemnified party with respect to a claim from any person not a party of this Agreement unless such indemnified party shall have given to the indemnitor a written notice (a "Claim Notice") describing in reasonable detail the facts giving rise to the claim for indemnification hereunder and enclosing a copy of any papers served, promptly upon the indemnified party becoming aware of such facts. In the case of a lawsuit being filed against any indemnified party, "promptly" shall mean as soon as practicable but in no event later than thirty (30) days after the indemnified party is served with notice of the suit. The failure to notify the indemnitor under this Subsection 7.3.1 shall not relieve the indemnitor of any liability that it may have to the indemnified part otherwise than under this Article 7 unless such failure to notify shall have resulted in the waiver of any affirmative defenses to any third party claims, whereupon such liability of the indemnitor to the indemnified party under this Article 7 shall be reduced only to the extent the indemnitor must pay any such third party claim by reason of the waiver of an affirmative defense.

          7.3.2 Defense of Claims. Upon receipt by the indemnitor of a Claim Notice, the indemnitor may participate in, and at the request of the indemnified party shall assume, the administration and defense of the claim described therein. The indemnified party shall have the right to approve the indemnitor's selection of counsel with respect to any such claim, such approval not to be withheld unreasonably. The fees and expenses of the indemnitor's counsel as well as the fees and expenses of the indemnified party shall be borne by the indemnitor.

          7.3.3 Settlement. Any indemnified party shall give written notice to the indemnitor of any proposed settlement of any third party claim. The indemnitor shall have the right, in its sole discretion, to settle with money any claim for which indemnification has been sought hereunder. Notwithstanding the foregoing, however, in the case where Photocomm is the indemnified party, UPG and the Shareholders shall have no right to settle any such claim by agreeing to, or committing to agree on behalf of the indemnified party, any encumbrance, lien or pledge of UPG's assets or any restriction on the use of UPG's assets or operation of UPG's business. An indemnified party may refuse to accept a settlement proposed by the indemnitor, but in such event (other than a proposed settlement described in the foregoing sentence) the indemnitor shall not be obligated to pay more than the amount for which the indemnitor was willing to settle the claim (and any other Losses associated with such settlement), and the indemnified party shall be responsible for all Losses greater than such amount. Except following the refusal by an indemnified party to accept a settlement proposed by the indemnitor, under the conditions set forth in the preceding sentence, no indemnified party may settle a claim for which indemnification has been sought hereunder.

          7.3.4 Cooperation. Any indemnified party shall make available to any indemnitor and its attorneys and accountants, all books, records and documents relating to any claim hereunder and the parties shall render to each other reasonable assistance in the defense of any claim hereunder which arises as the result of claims made by persons not a party to this Agreement.

     Section 7.4 Waiver of Company Indemnification. Each Shareholder hereby agrees that he, she or it will not make any claim for indemnification against the Surviving Corporation by reason of the fact that he, she or it was a director, officer, employee, or agent of UPG or was serving at the request of UPG as a partner, trustee, director, officer, employee, or agent of another entity (whether such claim is pursuant to any statute, corporate organizational document, bylaw, agreement, or otherwise) with respect to any claim for indemnification or other remedy brought by Photocomm against such Shareholder pursuant to this Agreement, applicable law, or otherwise.

     Section 7.5 Escrow of the Shares. Each of the Shareholders agrees to place the Shares received hereunder in escrow for a period of 1 year to provide a source for the payment of any of their indemnification obligations under this Article 7 pursuant to an Escrow Agreement substantially in the form attached hereto as Exhibit F. Prior to the first anniversary of the Closing Date, any claim for indemnification against the Shareholders under this Article 7 shall be satisfied by the payment of Shares pursuant to such Escrow Agreement. On and after the first anniversary of the Closing Date, any of the Shareholders may continue to satisfy all or part of their indemnification obligations under this Article 7 by delivering to Photocomm Shares, in which case such Shares will be valued at Fair Market Value at the time of such delivery.


                          ARTICLE VIII
                           TERMINATION

     Section 8.1    Termination Events.  Subject to the
provisions of Section 8.2, this Agreement may, by written notice given at or prior to the Closing in the manner hereinafter provided, be terminated and abandoned only as follows:

          8.1.1 Breach. By either UPG or Photocomm upon written notice, if a material default or breach shall be made by the other, with respect to the due and timely performance of any of the other party's respective covenants and agreements contained herein, or with respect to the due compliance with any of its respective covenants, agreements, representations and warranties contained in this Agreement, and such default cannot be cured prior to Closing and has not been waived;

          8.1.2 Mutual Consent. By written mutual consent of UPG and Photocomm; or

          8.1.3 Closing Date. By written notice of either UPG or Photocomm, if the Closing shall not have occurred on or before January 22, 1998, or such later date as may be agreed upon by the parties; provided, however, that the right to terminate this Agreement under this Subsection 8.1.3 shall not be available to either of the respective parties whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur on or before such date.

     Section 8.2 Effect of Termination. In the event this Agreement is terminated pursuant to Section 8.1 herein, all further rights and obligations of the parties hereunder shall terminate, and neither UPG nor Photocomm, nor any of their affiliates, nor any of the respective directors, officer or employees of UPG or Photocomm or their affiliates shall have any liability to any of the others, except that the obligations set forth in Section 5.9 and this Section shall survive; it being specifically agreed that if this Agreement is so terminated by either UPG or Photocomm because one or more of the conditions to its obligations hereunder as set forth in Article VI herein is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the rights of the terminating party to pursue all legal remedies for breach of contract and damages shall survive such termination and the breaching party shall be fully liable for any and all damages, costs and expenses sustained or incurred by the terminating party as a result of such breach.


                           ARTICLE IX
                          MISCELLANEOUS

     Section 9.1 Expenses. Except as otherwise provided in this Agreement, each of the respective parties to this Agreement shall pay their own costs and expenses (including all legal, accounting, broker, finder and investment banker fees) relating to this Agreement, the negotiations leading up to this Agreement, and the transactions contemplated by this Agreement. Any amounts payable to any broker, finder or investment banker shall be paid by the party that engaged the broker, finder or investment banker. Notwithstanding the foregoing, the Shareholders represent and warrant that UPG has not, and the Surviving Corporation will not, bear any cost or expense of UPG or the Shareholders (including all legal, accounting, broker, finder and investment banker fees) relating to this Agreement in excess of $10,000, any and all such excess to be borne by the Shareholders.

     Section 9.2    Amendment.  This Agreement shall not be
amended or modified except by a writing duly executed by UPG, the Shareholders and Photocomm.

     Section 9.3 Entire Agreement. This Agreement, including the Exhibits hereto and the Schedules delivered hereunder, contain all of the terms, conditions and representations and warranties agreed upon by the parties relating to the subject matter of this Agreement and supersede all prior and contemporaneous agreements, inducements, negotiations, correspondence, undertakings and communications of the parties, oral or written, respecting such subject matter.

     Section 9.4 Notices. All notices, requests, demands and other communications made in connection with this Agreement shall be in writing and shall be deemed to have been duly given on the date of delivery, if delivered by hand or by telex or telecopy to the persons identified below, or three (3) days after mailing if mailed by certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to Photocomm or PAI:  Photocomm, Inc.
                         7681 East Gray Road
                         Scottsdale, Arizona  85267
                         Fax: (602) 483-6431
                         Attention:  Chief Executive Officer

With a copy to:     Osborn Maledon, P.A.
                    The Phoenix Plaza
                    2929 North Central Avenue
                    Suite 2100
                    Phoenix, Arizona 85012
                    Fax:   (602) 640-6068
                    Attention:  Christopher S. Stachowiak, Esq.

If to UPG:          Silicon Energy Corporation
                    9410-G DeSoto Avenue
                    Chatsworth, California  91311
                    Fax: (818) 700-2518
                    Attention:  President

With a copy to:     R. Carlton Seaver, Esq.
                    Seaver & Gill, LLP
                    444 South Flower Street, Suite 2300
                    Los Angeles, California  90071
                    Fax:  (213) 689-0330

If to any of the Shareholders, to all of the Shareholders at their respective addresses set forth below their signatures to this Agreement, with a copy to R. Carlton Seaver, Esq., Seaver & Gill, LLP, 444 South Flower Street, Suite 2300, Los
Angeles, CA  90071.

Such addresses may be changed, from time to time, by means of a notice given in the manner provided in this Section. Copies to counsel shall not constitute notice.

     Section 9.5 Severability . If any provision of this Agreement is held to be unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the parties to this Agreement to the extent possible. In any event all other provisions of this Agreement shall be deemed valid and enforceable to the full extent possible. It is understood and agreed by the parties that each of the provisions of Section 5.10 of this Agreement are independent of and severable from each other and the invalidity of Section 5.10 or any provision thereof shall not affect the validity or hinder the enforceability of the remaining provisions of this Agreement.
The parties expressly agree and declare that the time limitation and geographic scope set forth in Section 5.10 hereof are reasonable and are properly required for the adequate protection of the business and goodwill associated with the Surviving Corporation. If the provisions of Section 5.10 are ever adjudicated to exceed the limitations on time or geographic scope permitted by applicable law, then such provisions shall be deemed reformed to the maximum time or geographic scope permitted by applicable law. The parties hereby agree that such reformation shall be accomplished (i) in the case of duration, the length of the covenant in Section 5.10 shall be reduced in increments of one (1) month until it is of the greatest duration as may be enforceable under applicable law, and (ii) in the case of geographic scope, the covenant area of such covenant shall be reduced until it is of the greatest geographic scope as may be enforceable under applicable law, which reduction shall be effected by eliminating States in the inverse order of the magnitude of revenues derived by the Surviving Corporation therein until the geographic scope of such covenant is of maximum enforceable size under applicable law.

     Section 9.6 Cumulative Remedies. The remedies provided herein are cumulative and not exclusive and shall not preclude assertion by either party hereto of any other rights or the seeking of any other remedies against the other party.

     Section 9.7 Waiver. Waiver of any term or condition of this Agreement by any of the respective parties shall only be effective if in writing and shall not be construed as a waiver of any subsequent breach or failure of the same term or condition, or a waiver of any other term or condition, of this Agreement.

     Section 9.8 Binding Effect: Assignment. No party to this Agreement may assign or delegate, by operation of law or otherwise, all or any portion of its rights, obligations or liabilities under this Agreement without the prior written consent of the other party to this Agreement, which it may withhold in its absolute discretion, provided however, that Photocomm may assign any and all of its rights and obligations to one or more wholly-owned subsidiaries of Photocomm provided that Photocomm remains subject to the terms and conditions of this Agreement.

     Section 9.9    Successors and Assigns.  The rights,
liabilities and obligations of the parties hereto arising under this Agreement shall attach to and be binding upon the respective parties successors and assigns.

     Section 9.10 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any person or entity who is not a party to this Agreement.

     Section 9.11 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this Agreement.

     Section 9.12   Governing Law.  This Agreement shall be
governed by and construed in accordance with the laws of the State of Arizona and of the United States without giving effect to the doctrine of conflicts of laws.

     Section 9.13   Construction.

            9.13.1 Words. All references in this Agreement to the singular shall include the plural, the plural shall include the singular where applicable, and all references to gender shall include both genders and the neuter. All references in this Agreement to days shall be calendar days unless specified as business days. All accounting terms not otherwise identified herein shall have the meanings assigned to them in accordance with GAAP consistently applied.

          9.13.2 Cross-References. References in this Agreement to any Article shall include all Sections, Subsections, and Paragraphs in such Article; references in this Agreement to any Section shall include all Subsections and Paragraphs in such Section; and references in this Agreement to any Subsection shall include all Paragraphs in such Subsection. Words "herein," "hereof," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular paragraph or other subdivision unless the context otherwise so admits.

          9.13.3    No Presumption.  In interpreting any
provision of this Agreement no presumption shall be drawn against the party drafting the provision.

          9.13.4    Exhibits and Schedules.  Exhibits and
Schedules referred to herein are hereby incorporated into and made part of this Agreement.

          9.13.5 Headings. The table of contents and the headings to each Article, Section and Subsection herein are for the purposes of convenience only and shall not be read or interpreted as having any meaning or effect.


                   [Signature Page to Follow]

                     EXECUTION AND DELIVERY

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement with legal and binding effect as of the date and year first above written.

                                        PHOTOCOMM, INC., an
                                        Arizona corporation


                                        By:  /s/ John K. Coors
                                        John K. Coors
                                        President


                                        PHOTOCOMM ACQUISITION, INC.,
                                        an Arizona corporation


                                        By:  /s/ John K. Coors
                                        John K. Coors
                                        President


                                        SILICON ENERGY CORPORATION,
                                        a California corporation


                                        By:  /s/ Michael J. Stern
                                        Print Name: Michael J. Stern
                                        Its:  President








Signature Page to Merger Agreement

                                        THE SHAREHOLDERS:


                                        /s/ Michael J. Stern
                                        Michael J. Stern
                                        Address:


                                        /s/ Gilbert Duran
                                        Gilbert Duran
                                        Address:


                                        /s/ Kevin K. Mackamul
                                        Kevin K. Mackamul
                                        Address:


                                        /s/ Richard T. West
                                        Richard T. West
                                        Address:


                                        /s/ David D. Metcalf
                                        David D. Metcalf
                                        Address:


                                        /s/ Gary A. Fourer
                                        Gary A. Fourer
                                        Address:


                                        /s/ R. William Whalen
                                        R. William Whalen
                                        Address:






Signature Page to Merger Agreement


LIST OF EXHIBITS

      Exhibit  A    -    Plan of Merger
      Exhibit  B    -    Articles of Merger
      Exhibit  C    -    Relocation Agreement
      Exhibit  D    -    Opinion of UPG's Counsel
      Exhibit  E    -    Investment Letter
      Exhibit  F    -    Escrow Agreement

                        LIST OF SCHEDULES

      Schedule 3.2(a)    -    UPG Articles of Incorporation
      Schedule 3.2(b)    -    UPG Bylaws
      Schedule 3.3       -    Qualification as a Foreign Corporation
      Schedule 3.4       -    Capitalization of UPG
      Schedule 3.6.1     -    UPG Financial Statements
      Schedule 3.6.4     -    Changes in UPG Financial Matters
      Schedule 3.7.1     -    Title Exceptions
      Schedule 3.7.2     -    Property Condition
      Schedule 3.7.3     -    Equipment
      Schedule 3.7.4     -    Inventory
      Schedule 3.8       -    Accounts Receivable
      Schedule 3.9       -    Leases
      Schedule 3.10      -    Intellectual Property Agreements
      Schedule 3.11      -    Computer System and Software
      Schedule 3.12      -    Contracts
      Schedule 3.13.1    -    Compliance with Legal Requirements
      Schedule 3.13.2    -    Governmental Authorizations
      Schedule 3.14.1    -    Tax Returns
      Schedule 3.14.3    -    List of UPG Tax Returns
      Schedule 3.14.6    -    Tax Information
      Schedule 3.15.1    -    Employment Information
      Schedule 3.15.4    -    Employee Claims
      Schedule 3.16      -    Employee Benefit Plans
      Schedule 3.17      -    Environmental Matters
      Schedule 3.18      -    Insurance
      Schedule 3.19      -    Litigation
      Schedule 3.22      -    Customers and Suppliers
      Schedule 4         -    Photocomm Schedule of Exceptions
                              (Eaton Letter)
      Schedule 5.11      -    Key Employees
      Schedule 5.12      -    Salary Schedule
      Schedule 5.13      -    Thin Film and Microturbine Technology